Exhibit 99.1

Adaptimmune Announces New Additions to Senior Clinical Management

OXFORD, UK and PHILADELPHIA, Pa., May 20, 2015 — Adaptimmune (NASDAQ: ADAP), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced that it has augmented its senior management team with the additions of Lini Pandite, M.D. as Senior Vice President, Clinical Development, and Anne-Marie (Annie) Martin, Ph.D. as Vice President, Head of Biomarker Research and Development.

Dr. Pandite will be responsible for global clinical development activities across Adaptimmune TCR programs. Dr. Martin will be accountable for clinical biomarker testing and companion diagnostic development activities.  Drs. Pandite and Martin will report to Dr. Rafael Amado, Adaptimmune’s Chief Medical Officer.

“I am extremely pleased to welcome Lini and Annie to our company,” said James Noble, Chief Executive Officer of Adaptimmune. “As a biopharmaceutical company on the leading edge of developing immunotherapeutics for cancer, nothing is more essential to us than continuously infusing our excellent clinical development team with the best scientific minds.  I expect that both Lili and Annie will immediately contribute to the maturation of our organization and our internal clinical pipeline.”

Dr. Pandite brings over 20 years of academic, medical and pharmaceutical experience to Adaptimmune. She spent 14 years with GlaxoSmithKline (GSK) culminating in her tenure as Head Unit Physician, Oncology R&D, Vice President. While there, she was instrumental in leading the development of several compounds, including Votrient® (pazopanib), from the first study in humans through marketing authorization and commercialization of its approved indications.  She brings strong experience in oncology drug development spanning early to late phase, including clinical trial design, regulatory interactions, and clinical risk management.  Dr. Pandite has practiced medicine in both the U.K. and U.S. and is board certified in hematology and oncology.  Prior to joining GSK she was an attending physician at Dana-Farber Cancer Institute in Boston, and at Sylvester Comprehensive Cancer Center/Jackson Memorial Hospital in Miami and held academic appointments at Harvard University, and the University of Miami.  She received her medical degree from The University of Liverpool, England.

Dr. Martin brings nearly 15 years of clinical development and biomarker experience with Pennsylvania Hospital/UPHS and GSK Oncology to Adaptimmune. She began her pharmaceutical career at GSK in 2005, and then held positions of increasing seniority with GSK Oncology, culminating in her tenure as Head of Precision Medicine and Diagnostics, GSK Oncology R&D and Head of GSK Oncology’s Molecular Medicine Unit. During her tenure, she had responsibility for clinical translational research and companion diagnostic (cDx) development for late clinical phase development. She led a global team responsible for the precision medicine strategy in Oncology to deliver all translational research into pipeline opportunities, accounting for over 10 clinical assets and an additional five assets in first-in-human testing, and led the development of the cDx that supported the approvals of Tafinlar® (dabrafenib) and Mekinist™ (trametinib).  During her tenure, Dr. Martin contributed to three NDAs and five sNDAs.  Dr. Martin has a Ph.D. in Immunogenetics from MCP-Hahnemann University, Philadelphia, PA, and was a postdoctoral Fellow and adjunct assistant professor at the University of Pennsylvania.

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform.  Established in 2008, the company aims to utilize the body’s own machinery — the T cell — to target and destroy cancer cells by using engineered, increased affinity T cell receptors (TCRs) as a means of strengthening natural patient T cell responses. Adaptimmune’s lead program is an affinity enhanced TCR therapeutic targeting the NY-ESO cancer antigen. Its NY-ESO TCR therapeutic candidate has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline for the development and commercialization of the NY-ESO TCR program. The Company currently has over 100 employees.

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

(215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com